UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact August | 2020

Azul Reaches Agreement With Lessors

São Paulo, August 11 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) announces today that it has reached agreements on new payment profiles with its lessors providing working capital relief equivalent to R$3.2 billion from the beginning of the crisis until December 2021. Agreements have been reached with lessors representing over 98% of Azul’s operating lease liability, and negotiations continue with the remaining lessors.

According to these agreements, Azul will follow an adjusted payment schedule based on a conservative demand recovery scenario. As a result, the Company’s operating lease payments from April to December of 2020 are expected to be R$566 million, a reduction of 77% compared to the original agreements. The lower monthly lease rates will be compensated by slightly higher rates starting in 2023 or by the extension of certain lease agreements at market rates.

In addition, as a result of the successful negotiations with its partners, the Company’s total lease liability is expected to be reduced by R$3.4 billion from the end of March to December, reaching R$12.5 billion by the end of the year, reflecting the present value of the newly negotiated lease payments according to IFRS 16.

“Lessors represent 80% of our total debt position, and therefore reaching an agreement with them is an important step in ensuring we will come out of this crisis stronger and fully committed to this mutually beneficial partnership. We are proud for the support we are receiving from all of our stakeholders, including not only lessors, but also crewmembers, banks and suppliers,” said Alex Malfitani, Azul’s CFO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 11, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer